Dardanos Acquisition Corp

2000 Hamilton Street, #943

Philadelphia, PA 19130

Tel/Fax: (215) 405-8018

Email: william.tay@hotmail.com

December 19, 2012

VIA EDGAR TRANSMISSION AND EMAIL

Attention: Barbara C. Jacobs, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Dardanos Acquisition Corp.

Amendment No. 3 to Form 10

Filed December 19, 2012

File No.: 000-54810

Dear Ms. Jacobs:

On behalf of Dardanos Acquisition Corp. (“we”, “us”, or the “Company”), we are responding to comments contained in the Staff letter, dated December 17, 2012 addressed to William Tay, the Company’s President, Secretary and Director, with respect to the Company’s filing of its Registration Statement on Form 10.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form 10 have been referenced.

Item 1. Business

Search for Target Business, page 5

  Your response to prior comment 5 does not address whether and how compensation to be received by Mr. Tay, other affiliates, or the company will affect the decision to proceed with a business combination and the role compensation has played in the past in analyzing business combinations with prior blank check company with which Mr. Tay has been involved. Please revise your disclosure to address these concerns.

COMPANY RESPONSE

We have revised the disclosure in the last paragraph on page 5 to include that, In the evaluation of potential target companies the Company will ensure that the target company has the necessary cash resources to meet per determined obligations that may be different from time to time to become a public company and continue reporting as required by the SEC. These obligations include compensation to be received by Mr. Tay, other affiliates, the Company, ongoing legal fees, audit fees and filing fees. The financial capabilities of the target company have affected the decisions of a business combination for blank check companies Mr. Tay has been involved in the past and will affect the decision to precede with a business combination with the Company.

Emerging Growth Company, page 8

  We note your added disclosure in response to prior comment 2. Please tell us how you determined that as a smaller reporting company, you “benefit from the same exemptions and exclusions as an Emerging Growth Company,” addressing each of the exemptions that are available to you as an Emerging Growth Company. For example, please address how you believe that as a smaller reporting company, you are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002.

COMPANY RESPONSE

We have revised (refer to page 8 under Emerging Growth Company) to address all the exemptions that are available to us as an Emerging Growth Company.

We have also revised (refer to last paragraph in page 9) to note that if we cease to be an Emerging Growth Company, but remain a smaller reporting company we will benefit from similar exemptions and exclusions.

Item 6. Executive Compensation

Summary Compensation Table, page 28

  We note that in response to prior comment 8, you have removed the stock Mr. Tay received in exchange for services rendered to the company from the Summary Compensation Table. Item 402(m) of Regulation S-K requires you to discuss all compensation, including non-cash items. Please revise your executive compensation disclosure accordingly.

COMPANY RESPONSE

We have revised this section (refer to page 28) to include the Summary Compensation Table and also to disclose the stock Mr. Tay received in exchange for services rendered to the Company in the Summary Compensation Table under “Stock Awards.”

In response to your Closing Comments, we acknowledge to the Commission that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Dardanos Acquisition Corp.

/s/ William Tay

Name: William Tay

Title: President and Director